APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Freshly Baked Company (MB281402)

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
Cost of Goods Sold	**$17,474.60**
GROSS PROFIT	**$ -17,474.60**
Expenses	
Advertising & Marketing	1,240.06
Bank Charges & Fees	838.32
Contractors	1,860.00
Insurance	15,988.88
Legal & Professional Services	59,824.09
Meals & Entertainment	420.59
Municipal Fees and Licenses	11,793.81
Office Supplies & Software	1,044.74
Other Business Expenses	1,272.17
Rent - Production Facilities	60,067.78
Security System	509.40
Software Subscription Fees	9,715.05
Taxes & Licenses	456.00
Technology Equipment Costs	9,100.59
Travel	2,628.41
Uncategorized Expense	0.00
Utilities - Non Production Facility	406.03
Total Expenses	**$177,165.92**
NET OPERATING INCOME	**$ -194,640.52**
NET INCOME	**$ -194,640.52**

Freshly Baked Company (MB281402)

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	$137,698.43
Fixed Assets	$167,075.67
TOTAL ASSETS	**$304,774.10**
LIABILITIES AND EQUITY	
Liabilities	$83,945.22
Equity	$220,828.88
TOTAL LIABILITIES AND EQUITY	**$304,774.10**

Freshly Baked Company (MB281402)

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-194,640.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-1,264.72
Materials and Supplies	-170.56
WIP	-1,165.93
Accounts Payable (A/P)	37,693.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**35,092.11**
Net cash provided by operating activities	**$ -159,548.41**
INVESTING ACTIVITIES	
Delivery Camera and Security System	-1,339.82
Facility Leasehold Improvements	-78,166.21
Machinery & Equipment	-400.55
Machinery & Equipment - Production Facility	-40,917.19
Vehicles	-46,251.90
Net cash provided by investing activities	**$ -167,075.67**
FINANCING ACTIVITIES	
Notes Payable	46,251.90
Opening Balance Equity	0.20
Owner's Investment	430,469.20
Net cash provided by financing activities	**$476,721.30**
NET CASH INCREASE FOR PERIOD	**$150,097.22**
Cash at beginning of period	-15,000.00
CASH AT END OF PERIOD	**$135,097.22**

Freshly Baked Company (MB281402)

Profit and Loss

January - December 2021

	TOTAL
Income	**$1,828,036.79**
Cost of Goods Sold	**$1,400,100.06**
GROSS PROFIT	**$427,936.73**
Expenses	
Advertising & Marketing	29,880.16
Bank Charges & Fees	11,638.05
Charitable Contributions	4,000.00
HCA Fees - Taunton	54,388.70
Insurance	56,466.19
Interest Paid	4,848.08
Legal & Professional Services	39,905.94
Management Payroll	93,038.46
Management Taxes and Benefits	6,217.35
Meals & Entertainment	12,305.49
Municipal Fees and Licenses	13,115.63
Office Supplies & Software	1,573.28
Other Business Expenses	1,822.77
Reimbursable Expenses	218.57
Rent - Production Facilities	121,777.56
Repairs & Maintenance - Non Production Facility	356.33
Retail Delivery Taxes	675.55
Security System	1,768.14
Software Subscription Fees	22,734.69
Travel	2,132.01
Utilities - Non Production Facility	4,401.11
Total Expenses	**$483,264.06**
NET OPERATING INCOME	**$ -55,327.33**
NET INCOME	**$ -55,327.33**

Freshly Baked Company (MB281402)

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	$468,556.92
Fixed Assets	$214,846.16
TOTAL ASSETS	**$683,403.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$271,455.35
Long-Term Liabilities	$146,446.38
Total Liabilities	**$417,901.73**
Equity	$265,501.35
TOTAL LIABILITIES AND EQUITY	**$683,403.08**

Freshly Baked Company (MB281402)

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-55,327.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-242,084.70
Finished Goods	-105,308.70
Inventory Asset	-71,803.47
Materials and Supplies	170.56
Uncategorized Asset	-8,706.25
WIP	1,165.93
Accounts Payable (A/P)	233,762.03
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-192,804.60**
Net cash provided by operating activities	**$ -248,131.93**
INVESTING ACTIVITIES	
Facility Leasehold Improvements	-14,101.34
Machinery & Equipment	-17,293.49
Machinery & Equipment - Production Facility	-16,375.66
Net cash provided by investing activities	**$ -47,770.49**
FINANCING ACTIVITIES	
Notes Payable	100,194.48
Opening Balance Equity	-0.20
Owner's Investment	100,000.00
Net cash provided by financing activities	**$200,194.28**
NET CASH INCREASE FOR PERIOD	**$ -95,708.14**
Cash at beginning of period	135,097.22
CASH AT END OF PERIOD	**$39,389.08**

I, Philip Smith, certify that:

1. The financial statements of Freshly Baked Company included in this Form are true and complete in all material respects; and
2. The tax return information of Freshly Baked Company included in this Form reflects accurately the information reported on the tax return for Freshly Baked Company for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

A7DFCB3085934C7...

Name: Philip Smith

Title: Chairman